SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. --)*

              MICROMED CARDIOVASCULAR, INC. (F/K/A SALMON EXPRESS, INC.)
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    59508T109
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                                 (CUSIP Number)

                             Stephen W. Rubin, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                             New York, NY 10036-8299
                                 (212) 969-3000
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                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                 August 10, 2005
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                (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Charterhouse Equity Partners II, L.P.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (1)
      (a) |_|                  (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS (See Instructions)   OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware
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NUMBER OF                     7      SOLE VOTING POWER
SHARES                                 134,948
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                   4,085,163 Shares
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                       134,948
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                       4,085,163 Shares
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,085,163  Shares
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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)                     N/A                       |_|
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
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14  TYPE OF REPORTING PERSON (See Instructions)       PN

================================================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Harvard Custom Manufacturing LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (1)
      (a) |_|                  (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS (See Instructions)   OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware
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NUMBER OF                     7      SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                   3,950,215 Shares
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                       0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                       3,950,215 Shares
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,950,215 Shares
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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)                    N/A                        |_|
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
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14  TYPE OF REPORTING PERSON (See Instructions)       OO

ITEM 1.  SECURITY AND ISSUER.

      (a) The class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock"), of MicroMed Cardiovascular, Inc (F/K/A Salmon Express, Inc.), a Delaware corporation (the "Issuer" or "MMCV").

      (b) The principal executive offices of the Issuer are located at 8965 Interchange Drive, Houston, Texas 77054.

ITEM 2.  IDENTITY AND BACKGROUND.

Set forth below is the following information with respect to the filing on this
Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

      (a) (i) Charterhouse Equity Partners II, L.P., a Delaware limited partnership ("CEP II"); and (ii) Harvard Custom Manufacturing LLC, a Delaware limited liability company ("HCM").

      (b) The address of the principal business office of CEP II and HCM is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19899.

      (c) The principal business of CEP II and HCM is to make private equity investments.

      (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

      (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) CEP II is a limited partnership organized under the laws of the State of Delaware. HCM is a limited liability company organized under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On August 10, 2005, pursuant to an Agreement and Plan of Merger dated as of January 31, 2005, as amended (the "Merger Agreement"), by and among Salmon Express, Inc., a Nevada corporation ("Salmon"), Salmon Acquisition Corp., a privately-held Nevada corporation and wholly-owned subsidiary of the Salmon ("Merger Sub"), certain existing stockholders of Salmon and MicroMed Technology, Inc., a privately-held Delaware corporation ("MicroMed Technology"), Merger Sub merged with and into MicroMed Technology, the separate existence of Merger Sub ceased and MicroMed Technology continued as the surviving corporation (the "Merger"). Effective as of the Merger, MicroMed Technology became a wholly-owned subsidiary of Salmon and following the Merger, Salmon changed its name to MicroMed Cardiovascular, Inc. and reincorporated in the State of Delaware.

      As a result of the Merger, shares of stock, warrants to purchase stock and indebtedness of MicroMed Technology held by certain of the Reporting Persons prior to the Merger were converted into shares of Common Stock and warrants to purchase shares of Common Stock of the

Issuer. Following the Merger, the Reporting Persons collectively hold 3,914,324 shares of Common Stock of the Issuer and warrants to purchase 170,839 shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

      (a-b) As described in Item 3 above, this statement relates to the Merger. At the effective time of the Merger, the separate existence of Merger Sub ceased to exist and MicroMed Technology continued as the surviving corporation as a wholly-owned subsidiary of the Issuer.

      (c) Not applicable.

      (d) Following the Merger, Travis E. Baugh, Dallas W. Anderson, Paul M. Frison, James M. Garvey, Norwick B.H. Goodspeed, Phyllis Haberman, Cornelius T. Ryan, and Martin P. Sutter, each of whom were directors of MicroMed Technology prior to the Merger, were appointed to the Board of Directors of the Issuer and the directors of the Issuer immediately prior to the Merger resigned. In addition, following the Merger the Issuer appointed Travis E. Baugh as the Issuer's President and Chief Executive Officer, Betty Silverstein Russell as Chief Operating Officer and Executive Vice President, Sales and Marketing, Robert J. Benkowski as Senior Vice President, Engineering, and Timothy R. Placek as Senior Vice President, Regulatory Affairs, Clinical Affairs and Quality Systems and Michael A. Rutledge as Vice President, Controller and Corporate Secretary and the officers of the Issuer immediately prior to the Merger resigned.

      (e) Other than as a result of the Merger described in Item 3 above, not applicable.

      (f) The Reporting Persons acquired the securities of the Issuer for the purpose of acquiring control of the Issuer and changing the nature of the Issuer's business operations. Prior to the Merger, the Issuer was in the business of wholesale groceries and related products. Upon the consummation of the Merger, the Issuer acquired the business assets and operations of MicroMed Technology and ceased all operations in the wholesale grocery industry. The Issuer is now is a medical device company that has developed a miniaturized heart pump, or VAD, known as the DeBakey VAD to address congestive heart failure.

      (g) After the Merger was concluded, Salmon reincorporated from the State of Nevada to the State of Delaware and filed a new Certificate of Incorporation with the Secretary of State of the State of Delaware and changed its corporate name to MicroMed Cardiovascular, Inc.

      (h-i) Not applicable.

      (j) Other than as described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

      (a) After the Merger CEP II holds 134,948 shares of the Common Stock of the Issuer and HCM holds 3,779,376 shares of the Common Stock of the Issuer. Additionally, after the Merger, HCM holds warrants to purchase 170,839 shares of Common Stock of the Issuer, of which 718 are currently exercisable. The remaining 170,121 warrants are not exercisable within 60 days of the date hereof, but shall be fully exercisable as of August 10, 2006. Collectively, this represents 4,085,163 shares of Common Stock of the Issuer and approximately 21.9% of the Issuer's outstanding Common Stock. The percentage ownership is calculated using as the denominator a total of 18,519,398 shares of the Issuer's Common Stock outstanding immediately after the Merger as reported by the Issuer on the Issuer's Current Report on Form 8-K filed on August 12, 2005 plus the number of warrants to purchase shares of common stock which certain of the Reporting Persons have a right to purchase.

      HCM is a wholly owned subsidiary of CEP II. Accordingly, CEP II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock held of record by HCM.

      (b) Number of shares as to which each person named in paragraph (a) above has:

          (i)   sole power to vote or to direct the vote:

                CEP II:  134,948 shares of Common Stock
                HCM:  0 shares of Common Stock

          (ii)  shared power to vote or to direct the vote:

                CEP II:  4,085,163 shares of Common Stock
                HCM:  3,950,215 shares of Common Stock

          (iii) sole power to dispose or to direct the disposition of:

                CEP II:  134,948 shares of Common Stock
                HCM:  0 shares of Common Stock

          (iv)  shared power to dispose or to direct the disposition of:

                CEP II:  4,085,163 shares of Common Stock
                HCM:  3,950,215 shares of Common Stock

      (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information provided in Item 4 is hereby incorporated by reference.

      To the best of the knowledge of CEP II and HCM there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      A. Agreement and Plan of Merger dated as of January 31, 2005, as amended, by and among Salmon Express, Inc., Salmon Acquisition Corp., certain existing stockholders of Salmon and MicroMed Technology, Inc., filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on February 1, 2005 with the Commission pursuant to the Securities Act of 1933, as amended, and incorporated herein by reference.

      B. Agreement regarding filing of joint Schedule 13D.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2005

                               CHARTERHOUSE EQUITY PARTNERS II, L.P.

                               By:  CHUSA Equity Investors II, L.P.

                                       By:  Charterhouse Equity II, Inc.


                                            By: /s/ Phyllis Haberman
                                                ------------------------
                                                Name:  Phyllis Haberman
                                                Title:  Vice President


                               HARVARD CUSTOM MANUFACTURING LLC


                               By: /s/ Phyllis Haberman
                                   ---------------------------------
                                   Name:  Phyllis Haberman
                                   Title:  Vice President

                                  EXHIBIT INDEX

      A. Agreement and Plan of Merger dated as of January 31, 2005, as amended, by and among Salmon Express, Inc., Salmon Acquisition Corp., certain existing stockholders of Salmon and MicroMed Technology, Inc., filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on February 1, 2005 with the Commission pursuant to the Act and incorporated herein by reference.

      B. Agreement regarding filing of joint Schedule 13D.

                                    Exhibit B

                            JOINT FILING UNDERTAKING

      Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of MicroMed Cardiovascular, Inc., is being filed on behalf of each of the undersigned.

Dated: September 15, 2005

                               CHARTERHOUSE EQUITY PARTNERS II, L.P.

                               By:  CHUSA Equity Investors II, L.P.

                                       By:  Charterhouse Equity II, Inc.


                                            By: /s/ Phyllis Haberman
                                                -----------------------
                                                Name:  Phyllis Haberman
                                                Title:  Vice President


                               HARVARD CUSTOM MANUFACTURING LLC


                               By: /s/ Phyllis Haberman
                                   ------------------------------------
                                   Name:  Phyllis Haberman
                                   Title:  Vice President